Exhibit (a)(1)(vii)

MARCH 7, 2023

Blackstone Private Credit Fund (“BCRED”) shareholders continue to benefit from BCRED’s well-positioned portfolio and asset-level yields that rise if interest rates continue to rise. These yields drove the recent increase of BCRED’s distribution to an annualized yield of 10.1% based on the January NAV for Class I Common Shares.1

BCRED announced today that estimated capital inflows were up over 41% in the month of February2 to approximately $470 million including estimated distribution reinvestment plan proceeds (“DRIP”), from $333 million for the month of January.3 First quarter repurchases are estimated to be approximately 3.9%4 of outstanding shares as of December 31, 2022, about 23% lower than the number of shares tendered in the previous quarter.5 The final dollar value of repurchases will be disclosed in May after the March NAV is struck through the ordinary course of BCRED’s filings. BCRED will be honoring all tenders for the latest quarterly repurchase period, which ended February 28th.

BCRED continues to invest into what we believe is a very attractive market opportunity for private credit in a rising yield environment. In addition, shareholders may gain exposure to large, high-quality businesses in historically resilient sectors near the top of the capital structure, which we believe results in a more defensive portfolio.

[1]

Annualized Distributed Yield reflects February’s distribution for Class I Common Shares of $0.21 per share annualized and divided by last reported net asset value (“NAV”) of $24.85 from January 31, 2023. Distributions are not guaranteed. Past performance is not necessarily indicative of future results. Distributions have been and may in the future be funded through sources other than cash flow. Please visit the Shareholders page of bcred.com for notices regarding distributions subject to Section 19(a) of the Investment Company Act of 1940. We cannot guarantee that we will make distributions, and if we do we may fund such distributions from sources other than cash flow from operations, including the sale of assets, borrowings, return of capital, or offering proceeds, and although we generally expect to fund distributions from cash flow from operations, we have not established limits on the amounts we may pay from such sources. As of January 31, 2023, 100% of inception–to-date distributions were funded from cash flows from operations. A return of capital (1) is a return of the original amount invested, (2) does not constitute earnings or profits and (3) will have the effect of reducing the basis such that when a shareholder sells its shares the sale may be subject to taxes even if the shares are sold for less than the original purchase price. Distributions may also be funded in significant part, directly or indirectly, from temporary waivers or expense reimbursements borne by Blackstone Credit BDC Advisors LLC (the “Adviser”) or its affiliates, that may be subject to reimbursement to the Adviser or its affiliates. The repayment of any amounts owed to our affiliates will reduce future distributions to which you would otherwise be entitled. For Class S Common Shares, would represent an estimated 9.3% distribution yield. For Class D Common Shares, would represent an estimated 9.9% distribution yield.

[2]	For subscriptions closed on March 1, 2023. Includes estimated DRIP proceeds. This is not yet final and is subject to finalization with BCRED’s transfer agent.
[3]	For subscriptions closed on February 1, 2023. Includes final DRIP proceeds.
[4]	Based on information received from BCRED’s transfer agent as of March 6, 2023.
[5]	Repurchase amounts are not yet final and are subject to finalization with BCRED’s transfer agent.

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